Exhibit 99.3

INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO CONSTITUÉE SELON LES LOIS DE LA PROVINCE D’ONTARIO SEE REVERSE FOR CERTAIN DEFINITIONS VOIR AU VERSO POUR CERTAINES DÉFINITIONS transferable on the books of the Corporation only upon surrender of this certificate properly endorsed. This certificate is not valid unless countersigned by the Transfer Agent and Registrar of the Corporation. IN WITNESS WHEREOF the Corporation has caused this certificate to be signed on its behalf by the facsimile signatures of its duly authorized officers. C0000000230 | M **SPECIMEN15101Q20700000000Celestica*Inc.zero****SPECIMEN15101Q20700000000Celestica*Inc.zero****SPECIMEN15101Q20700000000Celestica* Inc.zero****SPECIMEN15101Q20700000000Celestica*Inc.zero****SPECIMEN15101Q20700000000Celestica*Inc.zero****SPECIMEN15101Q20700000000 Celestica*Inc.zero****SPECIMEN15101Q20700000000Celestica*Inc.zero****SPECIMEN15101Q20700000000Celestica*Inc.zero****SPECIMEN15101Q2 0700000000Celestica*Inc.zero****SPECIMEN15101Q20700000000Celestica*Inc.zero****SPECIMEN15101Q20700000000Celestica*Inc.zero****SPECI MEN15101Q20700000000Celestica*Inc.zero****SPECIMEN15101Q20700000000Celestica*Inc.zero****SPECIMEN15101Q20700000000Celestica*Inc.zer o****SPECIMEN15101Q20700000000Celestica*Inc.zero****SPECIMEN15101Q20700000000Celestica*Inc.zero****SPECIMEN15101Q20700000000Celesti ca*Inc.zero****SPECIMEN15101Q20700000000Celestica*Inc.zero****SPECIMEN15101Q20700000000Celestica*Inc.zero****SPECIMEN15101Q20700000 000Celestica*Inc.zero****SPECIMEN15101Q20700000000Celestica*Inc.zero****SPECIMEN15101Q20700000000Celestica*Inc.zero****SPECIMEN1510 1Q20700000000Celestica*Inc.zero****SPECIMEN15101Q20700000000Celestica*Inc.zero****SPECIMEN15101Q20700000000Celestica*Inc.zero****SP SPECIMEN **015101Q20700000000Celestica*Inc.zero****015101Q20700000000Celestica*Inc.zero****015101Q20700000000Celestica*Inc.zero****015101Q20 700000000Celestica*Inc.zero****015101Q20700000000Celestica*Inc.zero****015101Q20700000000Celestica*Inc.zero****015101Q20700000000Ce lestica*Inc.zero****015101Q20700000000Celestica*Inc.zero****015101Q20700000000Celestica*Inc.zero****015101Q20700000000Celestica*Inc ..zero****015101Q20700000000Celestica*Inc.zero****015101Q20700000000Celestica*Inc.zero****015101Q20700000000Celestica*Inc.zero****01 5101Q20700000000Celestica*Inc.zero****015101Q20700000000Celestica*Inc.zero****015101Q20700000000Celestica*Inc.zero****015101Q207000 00000Celestica*Inc.zero****015101Q20700000000Celestica*Inc.zero****015101Q20700000000Celestica*Inc.zero****015101Q20700000000Celest ica*Inc.zero****015101Q20700000000Celestica*Inc.zero****015101Q20700000000Celestica*Inc.zero****015101Q20700000000Celestica*Inc.zer o****015101Q20700000000Celestica*Inc.zero****015101Q20700000000Celestica*Inc.zero****015101Q20700000000Celestica*Inc.zero****015101 Q20700000000Celestica*Inc.zero****015101Q20700000000Celestica*Inc.zero****015101Q20700000000Celestica*Inc.zero****015101Q2070000000 0Celestica*Inc.zero****015101Q20700000000Celestica*Inc.zero****015101Q20700000000Celestica*Inc.zero****015101Q20700000000Celestica* * * * 0 * * * 00000000 Number Numéro Shares Actions FULLY PAID AND NON-ASSESSABLE COMMON SHARES IN THE CAPITAL OF IS THE REGISTERED HOLDER OF EST LE PORTEUR INSCRIT DE THIS CERTIFIES THAT LES PRÉSENTES ATTESTENT QUE Dated: COUNTERSIGNED AND REGISTERED CONTRESIGNÉ ET IMMATRICULÉ COMPUTERSHARE TRUST COMPANY, N.A. (CANTON, MA AND JERSEY CITY, NJ) TRANSFER AGENT AND REGISTRAR AGENT DE TRANSFERT ET AGENT COMPTABLE DES REGISTRES COUNTERSIGNED AND REGISTERED CONTRESIGNÉ ET IMMATRICULÉ COMPUTERSHARE INVESTOR SERVICES INC. SERVICES AUX INVESTISSEURS COMPUTERSHARE INC. (TORONTO) (MONTREAL) TRANSFER AGENT AND REGISTRAR AGENT DE TRANSFERT ET AGENT COMPTABLE DES REGISTRES OR By / Par ______________________________ Authorized Officer - Représentant Autorisé By / Par ______________________________ Authorized Officer - Représentant Autorisé President and Chief Executive Officer Président et Chef de la direction Chief Financial Officer chef de la direction des finances * * * * 0 * * * * * * * * * * * * * * 0 * * * * * * * * * * * * * * 0 * * * * * * * * * * * * * * 0 * * * * * * * * * * * * * * 0 * * * * * CUSIP 15101Q207 ISIN CA15101Q2071 transférables dans les registres de la Société seulement sur remise de ce certificat endossé en bonne et due forme. Ce certificat n'est valide que s'il a été contresigné par l'agent de transfert et agent comptable des registres de la Société. EN FOI DE QUOI la Société a fait signer le présent certificat en son nom au moyen des fac-similés de signature de ses dirigeants dûment autorisés. ACTIONS ORDINAIRES ENTIÈREMENT LIBÉRÉES DU CAPITAL-ACTIONS DE Feb 29, 2024 Le : 29 févr. 2024 Celestica Inc. Celestica Inc. The shares represented by this certificate are transferable at the offices of Computershare Investor Services Inc. in Toronto, ON and Montreal, QC or at the offices of Computershare Trust Company, N.A. in Canton, MA and Jersey City, NJ. Les actions représentées par ce certificat peuvent être transférées aux bureaux de Services aux Investisseurs Computershare inc. à Toronto, ON et Montréal, QC ou aux bureaux de Computershare Trust Company, N.A. à Canton, MA et à Jersey City, NJ. CSAE_WIP_CLSQ_SV1.mtl.pulls/000001/000001/i

The shares represented by this certificate have rights, privileges, restrictions and conditions attached thereto and the Corporation will furnish to a shareholder, on demand and without charge, a full copy of the text of: (a) the rights, privileges, restrictions and conditions attached to each class authorized to be issued and to each series in so far as the same have been fixed by the directors; and (b) the authority of the directors to fix the rights, privileges, restrictions and conditions of subsequent series. Les actions représentées par ce certificat sont assorties de droits, privilèges, restrictions et conditions et la Société fournira à tout actionnaire, sur demande et sans frais, une copie du texte intégral a) des droits, privilèges, restrictions et conditions rattachés à chaque catégorie d’actions dont l’émission est autorisée et à chaque série, dans la mesure fixée par les administrateurs; et b) de l’autorisation donnée aux administrateurs de fixer les droits, privilèges, restrictions et conditions des séries ultérieures.